Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

LaSalle Hotel Properties:

We consent to the incorporation by reference in the registration statement on Forms S-3 (No. 333-156451, 333-51476, 333-44872, 333-76373) and on Forms S-8 (No. 333-125058, 333-104056, 333-86911, 333-72265) of LaSalle Hotel Properties of our reports dated February 19, 2009, with respect to the consolidated balance sheets of LaSalle Hotel Properties as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008 which reports appear in the December 31, 2008 Annual Report on Form 10-K of LaSalle Hotel Properties.

/s/ KPMG LLP

Chicago, Illinois

February 19, 2009